EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

March 16, 2011

VIA EDGAR AND TELECOPY – (202) 772-9206

Jeffrey P. Riedler, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation (the "Company")
Registration Statement on Form F-1 originally filed February 18, 2011
(File No. 333-172334) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the underwriter of the proposed offering of securities of Lone Oak Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated February 18, 2011, were distributed on or about February 18, 2011, as follows:

48 to individual investors;

667 to FINRA members (which included 665 prospective underwriters and selected dealers); and

83 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 18, 2011, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director

LONE OAK ACQUISITION CORPORATION
Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong

March 16, 2011

VIA EDGAR AND TELECOPY (202) 772-9205
Jeffrey P. Riedler, Assistant Director
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3720

RE:	Lone Oak Acquisition Corporation (the “Company”)
Registration Statement on Form F-1
(File No. 333-172334) (the “Registration Statement”)

Dear Mr. Riedler:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on Wednesday, March 16, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

LONE OAK ACQUISITION CORPORATION

By:	/s/ Baris Merzeci
Name: Baris Merzeci
Title: Chief Executive Officer

EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

March 16, 2011

VIA EDGAR AND TELECOPY – (202) 772-9206

Jeffrey P. Riedler, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation (the "Company")
Registration Statement on Form F-1 originally filed February 18, 2011
(File No. 333-172334) ( the "Registration Statement")

Dear Mr. Riedler:

In connection with the Registration Statement on Form F-1 of Lone Oak Acquisition Corporation, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 P.M., Wednesday, March 16, 2011 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director